Telefónica, S.A.
Distrito Telefónica
Ronda de la Comunicación, s/n
28050 Madrid
Spain

February 22, 2018

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Telefónica, S.A. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on February 22, 2018. This disclosure can be found on pages 90 and 91of the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

TELEFÓNICA, S.A.
By:	/s/ Laura Abasolo García de Baquedano
Name:	Laura Abasolo García de Baquedano
Title:	Chief Finance and Control Officer

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